UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

BlockFi Inc.

(Name of Applicant)

201 Montgomery Street, Suite 263

Jersey City, New Jersey 07302

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
BlockFi Interest Accounts	Unlimited

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Jonathan Mayers

201 Montgomery Street, Suite 263

Jersey City, New Jersey 07302

(646) 779-9688

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert E. Buckholz

C. Andrew Gerlach

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Application for Qualification of Indentures on Form T-3, which amends the Application for Qualification of Indentures on Form T-3 (File No. 022-29105) originally filed by BlockFi Inc. with the Securities and Exchange Commission on June 21, 2022 (the “Initial Application”), is being filed solely with the purpose of filing a revised Exhibit T3C-2 and filing Exhibit T3E.

This Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings given to them in the Initial Application.

EXHIBIT LIST

Exhibit No.	Description

Exhibit T3A*	Eighth Amended and Restated Certificate of Incorporation of BlockFi Inc. (incorporated by reference to Exhibit T3A to the Company’s Form T-3 filed on April 4, 2022)

Exhibit T3B-1*	Amended and Restated Bylaws of BlockFi Inc. (incorporated by reference to Exhibit T3B-1 to the Company’s Form T-3 filed on April 4, 2022)

Exhibit T3B-2*	Amendment No. 1 to Amended and Restated Bylaws of BlockFi Inc. (incorporated by reference to Exhibit T3B-2 to the Company’s Form T-3 filed on April 4, 2022)

Exhibit T3C-1*	Form of Indenture between BlockFi Inc. and Ankura Trust Company, LLC, as Trustee (incorporated by reference to Exhibit T3C to the Company’s Form T-3 filed on April 4, 2022)

Exhibit T3C-2**	Form of Third Supplemental Indenture between BlockFi Inc. and Ankura Trust Company, LLC, as Trustee

Exhibit T3D	Not applicable

Exhibit T3E**	Rate Change Announcement

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1

*	Previously filed.
**	Filed herewith by this Amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, BlockFi Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Jersey City, New Jersey, on the 24th day of June, 2022.

(Seal)			BlockFi Inc.

Attest:	/s/ Jonathan M. Mayers		By:	/s/ Tony Lauro II
	Name:	Jonathan M. Mayers		Name:	Tony Lauro II
	Title:	General Counsel and Secretary		Title:	Chief Financial Officer and Treasurer